Exhibit 3.1

RESOLUTIONS FOR CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF DESIGNATIONS
OF THE POWERS, PREFERENCES AND
RELATIVE, PARTICIPATING, OPTIONAL AND OTHER RESTRICTIONS

OF SERIES G CONVERTIBLE PREFERRED STOCK

OF APPLIED DIGITAL CORPORATION

The undersigned, Saidal Mohmand, does hereby certify that:

1. Saidal L. Mohmand is the Chief Financial Officer of Applied Digital Corporation (the “Corporation”).

2. That the Board of Directors of the Corporation, duly adopted by unanimous written consent a proposed amendment to the Certificate of Designation of the Powers, Preferences and Relative, Participating, Options and other Restrictions of Series G Convertible Preferred Stock (the “Certificate of Designation”) of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendment, pursuant to Section 78.1955 and 78.1955(3) of the Nevada Revised Statues, are as follows:

RESOLVED: That the Certificate of Amendment to the Certificate of Designation amends the introductory paragraph to the Certificate of Designation to remove the reference to “204,000” and replace it with “1,030,000”.

RESOLVED: That the Certificate of Amendment to the Certificate of Designation amends and restates Section 1.5(c)(ii) of the Certificate of Designation in its entirety as follows:

“At any time, and from time to time, the Board may, in its sole discretion, elect to increase or reduce the Floor Price in connection with any issuance of the Preferred Stock to any Holder; provided, that, in no event shall any such reduction result in an adjusted Floor Price that is less than $4.48; provided, further, that no such increase or decrease shall affect any shares of Preferred Stock that are outstanding at the time of such change.”

RESOLVED: That the Certificate of Amendment to the Certificate of Designation amends and restates the first sentence of Section 1.5(d)(iii) of the Certificate of Designation in its entirety as follows:

“From and after the Commitment Date until the date no shares of Preferred Stock remain outstanding, the Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for issuances pursuant to the terms of this Certificate of Designation, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than the aggregate number of shares of the Common Stock as shall be issuable upon the conversion of all then outstanding shares of Preferred Stock at the Conversion Price then in effect (taking into account the Exchange Cap, to the extent applicable, and without regard to any other limitations on conversions (other than the Exchange Cap)) (the “Required Reserved Amount”).”

RESOLVED: That the Certificate of Amendment to the Certificate of Designation hereby amends the first sentence of Section 1.5(e)(ii) by adding to the following proviso at the end of the sentence:

“; provided, however, that the Exchange Cap shall only be applicable to any Conversion Shares issued pursuant to this Agreement to the extent required by the applicable rules of the Principal Market.”

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RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Amendment to the Certificate of Designation of Powers, Preferences and Relative, Participating, Optional and Other Restrictions in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment this 21st day of October, 2025.

By:	/s/ Saidal L. Mohmand
Name:	Saidal L. Mohmand
Title:	Chief Financial Officer

[Signature Page to Certificate of Amendment to the Certificate of Designation]

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